September 22, 2022

Via EDGAR and Email

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Paul Cline

Robert Telewicz

Brigitte Lippmann

Re:	Selina Hospitality PLC (f/k/a Selina Holding Company, UK Societas)

Registration Statement on Form F-4

Submitted August 9, 2022

CIK No. 0001909417

Dear Sir or Madam:

On behalf of our client, Selina Hospitality PLC (f/k/a Selina Holding Company, UK Societas) (the “Company”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 19, 2022, relating to the Company’s Registration Statement on Form F-4 that was submitted to the Commission by the Company on August 9, 2022 (as so amended, the “Registration Statement”).

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the numbered comments and headings in the Staff’s letter. Each of the Staff’s comments is set forth in italics, followed by the Company’s response to each comment. Disclosure changes made in response to the Staff’s comments have been made in the revised registration statement on Form F-4 (the “Revised Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter. Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Revised Registration Statement.

Please note that our responses below, insofar as relevant information relates to BOA Acquisition Corp., a Delaware corporation (“BOA”), or matters arising from BOA’s participation in the preparation of the Registration Statement and the Revised Registration Statement, are based on our discussions with and information received from BOA or its counsel, King & Spalding, LLP, who have similarly participated in the preparation and review of this response letter.

U.S. Securities and Exchange Commission

September 22, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Selina

Key Metrics, page 193

1.

Please refer to your response to comment 3. Based on your response, it appears that your business model allows you to flex the number of beds in a given room, and charge variable rates based on the type of room rented (e.g. private versus shared room). Given this variability in your business model, it seems that a total daily revenue per bed metric would potentially allow an investor to understand how your ability to sell beds under your flex model contributes to your revenue drivers. It also appears that a total daily revenue per bed metric would enhance your bedspace metric, providing insight into how occupancy affected food and beverage sales by quantifying the actual number of beds occupied in the period. Please revise to also present a total daily revenue per occupied bed measure or explain how your current measure captures the variability in your business model.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Revised Registration Statement to include a presentation of total daily revenue per occupied bed on pages 194, 195 and 196.

2.

Please refer to the response to comment 3. In your response, you explain why you include temporarily out-of-order bedspaces in the total bedspaces metric but exclude those bedspaces from the occupancy metric. Please explain to us in greater detail why you believe excluding temporarily out-of-order bedspaces from occupancy is appropriate. In your response, please address if you believe calculating total bedspaces and occupancy using different methodologies is confusing to readers and how you arrived at that conclusion. In that regard, we note that a calculation of occupied bedspaces derived from total bedspaces and occupancy would potentially be overstated. In addition, please revise your disclosures to discuss under what circumstances bedspaces are deemed to be temporarily out-of-order, and the number of bedspaces were determined to be out of order in each period.

Response: The Company respectfully acknowledges the Staff’s comment.

The Company believes excluding temporarily out-of-order beds from the calculation of its occupancy metric is consistent with industry practice – where inventory is adjusted to reflect rooms and/or beds that cannot be sold due to renovation or for other temporary issue that renders the room and/or bed inadequate for occupancy. Certain of the Company’s publicly-listed peers apply metrics similar to Selina’s application. While the definition of “occupancy” is generally defined as total number of occupied rooms and/or beds divided by the number of rooms available, several of the Company’s peers explicitly define available rooms as total rooms excluding out-of-order rooms. Accordingly, the Company believes that its practice of excluding temporarily out-of-order bedspaces from its total bedspace metric is an approach with which potential investors are familiar.

Further to this point, the Company had a significant number of out-of-order beds during its 2021 and 2020 fiscal years, primarily due to the COVID-19 pandemic and its effects on the hospitality industry and the Company. As a result, the Company had to remove a higher-than-average number of rooms/beds from its sellable inventory. For that reason, the Company believes that including “average daily available beds” and an “average daily out-of-order beds” as additional key metrics for the periods presented will provide investors with relevant information on the Company’s available capacity and performance during those periods. Additionally, the Company has included in the Revised Registration Statement a definition of “out-of-order beds” on pages 194 and 195 of the Revised Registration Statement.

The Company also recognizes the Staff’s comment regarding the potential for confusion created by the use of total open bedspaces, which is a static capacity measure for opened properties as of each period end. However, the Company believes that the addition of the two new metrics referred to above in the Revised Registration Statement, which highlights the distinction between beds and bedspaces and which provide information on actual capacity over the period, should help to alleviate any perceived confusion from potential investors. Additionally, for further clarity, the Company has modified the definition of Open bedspaces to reflect its static capacity on page 194 of the Revised Registration Statement.

Non-IFRS Financial Measures, page 202

3.	We continue to consider your response to our prior comment 5 and may have additional comments.

Response: The Company respectfully acknowledges the Staff’s comment.

Registration Statement on Form F-4

May the Sponsor and the other Initial Stockholders purchase public shares . . ., page 17

4.

We note your response to comment 1 and your revised disclosure that the Initial Stockholders, Selina and/or its affiliates may enter into transactions with investors and others to provide them with incentives to acquire shares of BOA Class A Common Stock or vote their shares in favor of the Business Combination Proposal. Please provide us your analysis regarding how such transactions would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

U.S. Securities and Exchange Commission

September 22, 2022

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included additional disclosure on pages 17-18 of the Revised Registration Statement.

PIPE Subscription Agreement, page 256

5.

We note your response to comment 7. However, your disclosure in the filing has not been revised. Please clarify whether the backstop agreement provides Bet on America LLC with the right, or option, to sell back the shares that it received in exchange for the backstop financing to Selina following the completion of the business combination. Also file the backstop agreement as an exhibit to the registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Bet on America LLC has no right or option to sell back the Selina Ordinary Shares acquired in connection with its Conditional Backstop Obligation. The terms of the Conditional Backstop Obligation are memorialized in Section 1(b) of the Subscription Agreement filed as Exhibit 10.4 of the Current Report on Form 8-K filed with the Commission by BOA on December 2, 2021, as amended by Amendment No. 1 to the Subscription Agreement filed as Exhibit 10.1 of the Current Report on Form 8-K filed with the Commission by BOA on July 7, 2022.

Exhibits

6.

We note that your forum selection provision in exhibit 3.2 identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response: The Company respectfully acknowledges the Staff’s comment. Section 105.2 of the form of the Company’s Amended and Restated Articles of Association provides the Company consents otherwise, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended. the exclusive forum provision applies to claims brought under the Securities Act or Exchange Act. Nevertheless, the Company has revised pages 69, 290 and 309 of the Revised Registration Statement to clarify that there is uncertainty as to whether a court would enforce the exclusive forum provision set forth in the Company’s Amended and Restated Articles of Association.

General

7.

We note your response to comment 10. Please reconcile your disclosure on page 50 that UBS did not prepare any material that has been provided to the PIPE investors with your disclosure on page 121 that beginning in July 2021 UBS prepared the PIPE presentation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Revised Registration Statement on page 50 to clarify the involvement of UBS in the preparation of materials in connection with the PIPE.

8.

We note your response to comment 11. Please also disclose whether BofA or UBS assisted in the preparation or review of any materials reviewed by BOA’s board of directors or management as part of their services to Selina and/or BOA and whether BofA and UBS have withdrawn their association with those materials and notified BOA of such disassociation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Revised Registration Statement on pages 20, 51 and 69.

9.

We note your response to comment 12. Other than BofA’s letter dated July 7, 2022 and UBS’s letter dated August 1, 2022, please provide us with any correspondence between BofA Securities and Selina and between UBS and Selina relating to the firms’ resignation.

Response: The Company acknowledges the Staff’s comment and confirms that other than BofA’s letter dated July 7, 2022 and UBS’s letter dated August 1, 2022, there has been no additional material correspondence between BofA Securities and Selina and between UBS and Selina primarily relating to the firms’ resignation.

U.S. Securities and Exchange Commission

September 22, 2022

Thank you for your prompt attention to the Company’s response to the Staff’s comments. Please contact me at +44.20.3201.5597 or Benjamin Stein at +1.617.341.7775 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Tomasz Wozniak
Tomasz Wozniak
Morgan, Lewis & Bockius UK LLP

cc:	Rafael Museri, Selina Hospitality PLC

Jon Grech, Selina Hospitality PLC

Zachary Davis, King & Spaulding LLP